February 16, 2021

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr,

Office of Real Estate & Construction

VIA EDGAR

Re:	Moringa Acquisition Corp (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed February 1, 2021

File No. 333-252615

Dear Mr. Burr:

We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated February 12, 2021. To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

General

1. We note that your warrant agreement includes an exclusive forum provision in Section 9.3. Please clarify if this provision is applicable to investors in this offering and, if so, whether it applies to claims under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision is applicable to investors in this offering, please revise your prospectus to discuss the provision, including any risks or other impacts on investors, and whether there is uncertainty as to its enforceability. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We respectfully acknowledge the Staff’s comment. In response thereto, we have amended Section 9.3 of the warrant agreement to carve out from the above-referenced exclusive forum provision any actions arising under the Securities Act or Exchange Act. The added text, which appears at the end of the subject Section 9.3, states as follows:

“The foregoing exclusive jurisdiction under this Agreement is not binding on holders of Warrants and shall not apply to any action, proceeding or claim arising under, or brought pursuant to, the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.”

Concurrently herewith, we are filing Amendment No. 1 to the Registration Statement for the sole purpose of attaching the amended version of the warrant agreement as Exhibit 4.4.

We acknowledge to the Commission that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate your time and attention to our response to the Staff’s comment set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our U.S. legal counsel,

McDermott, Will & Emery (Gary Emmanuel, Esq., phone: (917) 297-4545; email: gemmanuel@mwe.com), or our Israeli legal counsel, Meitar Law Offices (Jonathan M. Nathan, Adv., phone: 011-972-52-312-5574; email: jonathann@meitar.com).

Sincerely,

/s/ Ilan Levin
Chief Executive Officer
Moringa Acquisition Corp

cc:	Erin E. Martin
Frank Knapp
Jennifer Monick
(Securities and Exchange Commission)

Robert H. Cohen, Esq.
Mark Selinger, Esq.
Gary Emmanuel, Esq.
(McDermott, Will & Emery)

J. David Chertok, Adv.
Jonathan M. Nathan, Adv.
(Meitar Law Offices)

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
(Graubard Miller)